DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

January 28, 2008 [redacted] File #82-627

08000578

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated January 28, 2008

Enclosed is a copy of our News Release dated January 28, 2008 for your records.

RECEIVED
2008 FEB -4 A 6:15

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
FEB 11 2008
THOMSON FINANCIAL

Enclosure

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

January 28, 2007 For Immediate Release

Winter drill program completed at the Lennac Lake Porphyry Cu-Mo Property
Assay results received for drill holes LL07-6, 7, 8, and 9

The Lennac Lake project is located in the Babine Porphyry copper district, where two past producing mines, Bell and Granisle, with respective mineral resources of 400Mt+, grading 0.44% Cu, and 125Mt+ grading 0.44% Cu, were located.

Previous historical work on the Lennac Lake property has defined 3 areas of Cu+/-Mo mineralization referred to as the West, East and Southeast zones within an area of roughly 3 square kilometres (Figure 1). The West and to a lesser extent the East zone were drill tested by Amax Exploration in 1973 and 1974. The Southeast zone, which was discovered in the early 1990's had not been drill tested prior to the current drill program. Between August 15 and October 15, 639 metres of AQ diamond drilling in 9 short drill holes (none of which exceeded 100m in vertical depth), using a small portable drill, were completed in the Southeast Zone;. Results of the first 5 drill holes were disclosed in a previous news release dated November 16, 2007 and indicated anomalous concentrations of Ag, Cu, Mo, and to a lesser extent Au occur in clay altered volcanic rocks and feldspar porphyry dykes over a distance of 800 metres. Dentonia has now received assay results for holes LL07-6 to LL07-9 which indicate similar concentrations of Cu, Mo, Ag and Au as were detected in the first 5 holes. Best intersections from this drilling are listed in table 1 below.

Table 1. Significant drill intersections for holes LL07-6 to 9.

Hole	From	To	Length	Assays
LL07-6	15	17	2	0.176% Cu, 18 gm/t Ag, 4901 ppb Au
LL07-7	22	24	2	0.212% Cu
LL07-8	9	25	16	0.025% Mo, 0.122% Cu
including	9	11	2	0.052% Mo, 0.224% Cu

Note: gm/t = grams per tonne; ppb = parts per billion

All analyses were done by Acme Analytical Laboratories, Vancouver, B.C., Canada, an ISO 9002 accredited laboratory, using the hot Agua Regia digestion and ICP-ES and ICP-MS analytical techniques.

Dentonia, encouraged by the extensive alteration and fine-grained sulphide mineralization intersected in the 9 short AQ drill holes, contracted Driftwood Diamond Drilling of Smithers B.C. to do additional drilling on the property. A skid mounted diamond drill capable of drilling to depths of 600 metres was mobilized onto the property in late November. After some delay in obtaining a water truck to support the drilling, 4 NQ diamond drill holes totaling 1,230 metres were completed off a single drill pad (Table 2, Figure 2). This drilling was designed to test an area of quartz-molybdenite veining intersected in drill holes LL07-3 and LL07-4 (Figure 1). Drilling was suspended on December 18, 2007 for the Christmas break and resumed on January 4, 2008. From January 4 to 18 five more drill holes were completed, 4 in the southeast zone and one in the east zone for a total of 2,650 metres of drilling. This phase of drilling is now complete. Although the original plan was to drill 5,000 metres, high costs related to having to use a water truck to supply water to the drill reduced the amount of drilling that could be done as part of this phase of drilling. All core from this program has now been split and sampled in a warehouse in Smithers B.C. and is currently being prepared for analysis by Acme Labs. Dentonia expects to receive assay results for the remaining drill holes in the next 2 to 3 weeks. Once this information is received and processed a decision will be made on further work on the property.

Table 2. List of drill holes completed at Lennac Lake, Aug. 2007-Jan. 2008.

Drill hole	Easting	Northing	Elev.	Length	Casing	Azimuth	Inclination	Phase
LL07-1	673313	6069026	990	105.16	5.30	230	-50	1
LL07-2	673267	6068809	995	57.61	1.68	14	-45	1
LL07-3	673329	6068763	995	97.23	1.93	21	-45	1
LL07-4	673330	6068732	995	76.50	3.05	360	-45	1
LL07-5	673393	6068429	1005	106.53	2.13	150	-45	1
LL07-6	673429	6068362	1005	60.96	2.13	150	-45	1
LL07-7a	673347	6068492	1005	11.58	11.58	138	-90	1
LL07-7	673355	6068593	1005	30.18	12.80	360	-90	1
LL07-8	673319	6068912	990	35.97	7.01	360	-90	1
LL07-9	673267	6068809	995	57.30	1.83	180	-45	1
				639.02				
LL07-10	673329	6068763	995	324.00	6.09	0	-90	2
LL07-11	673329	6068763	995	298.09	6.00	45	-55	2
LL07-12	673329	6068763	995	267.61	6.00	135	-55	2
LL07-13	673329	6068763	995	340.77	6.00	225	-45	2
LL08-14	673393	6068429	1005	304.19	6.00	225	-55	2
LL08-15	673393	6068429	1005	293.52	4.57	45	-55	2
LL08-16	673341	6069004	990	295.04	4.57	225	-55	2
LL08-17	673341	6069004	990	259.37	6.00	45	-55	2
LL08-18	672415	6069327	1010	267.61	3.04	0	-90	2
				2650.20				

Note: coordinates NAD83, UTM zone 9; all measurements in metres

Preliminary Results

Detailed logging of drill core from holes 10 through 18 has been completed by D. MacIntyre who reports that drill holes 10 through 17 have intersected a northwest trending zone of fine-grained feldspar porphyry dykes that contain quartz-molybdenite veins. This steeply dipping zone is over 800 metres long and 100 metres wide and is open to the north and south. The fine-grained porphyry intrusions are cut by younger, coarse-grained quartz-biotite-feldspar porphyry dykes that do not carry molybdenite bearing veins. Both these intrusions and surrounding volcanic rocks have a strong advanced argillic alteration overprint that post dates molybdenum mineralization. A shallow dipping fault was intersected in holes 10, 11, 12, 13, 14 and 16 and appears to truncate the fine-grained feldspar porphyry dykes at around 280 metres below surface in hole 10. Below the fault are hornfelsed volcanic rocks with strong propylitic alteration. These rocks are interpreted to be proximal to an intrusive body which has not yet been intersected in the drilling completed to date.

Drill hole 18 was collared on the old Amax access road near percussion drill hole LL73-39. This vertical hole which only went to 90 metres depth intersected molybdenum mineralization through its entire length, with one 10 foot sampling assaying 0.053% Mo. Hole 18 was drilled parallel to this hole and went to a depth of 267.61. Some molybdenite veining was observed in the upper 150 metres of this hole.


670000 m
670500 m
671000 m
671500 m
672000 m
672500 m
673000 m
673500 m
674000 m
674500 m
6071000 m
6070500 m
6070000 m
6069500 m
6069000 m
6068500 m
6068000 m
6067500 m
6067000 m
West Zone
551081
552273
East Zone
SE Zone
551082
Lennac Lake
552275
Jacob
0
500 m
mineral zone boundary
showings
geological contact
old exploration road
Amax drill hole sites (1973-74)
Dentonia drill hole sites

Figure 1. Lennac Lake claim map showing location of mineral zones and previous drilling.



673000 m
673200 m
673400 m
673600 m
673800 m
6069000 m
6068800 m
6068600 m
6068400 m
6068200 m
Dentonia Resources Ltd.
Lennac Lake Project
Southeast Zone
Drill Hole Plan
January 26, 2008
LL08-17
LL07-1
altered lapilli tuff & breccia
LL07-8
LL08-16
LL07-2
LL07-3
LL07-11
LL07-10
LL07-9
LL07-4
LL07-12
feldspar porphyry dykes
LL07-7
LL07-13
altered lapilli tuff & breccia
LL08-15
LL07-7a
LL07-5
LL07-6
LL08-14
Drill hole collar - Phase 2
Drill hole collar - Phase 1
Phase 1 drill hole trace
Phase 2 drill hole trace
outcrop - andesite, tuff
outcrop - rhyolite breccia
old exploration road
old cat trail
0
200 m

Figure 2. Drill hole plan, Southeast zone, Lennac Lake property.



Plate 1. Banded quartz-molybdenite vein in fine-grained feldspar porphyry at 148.1 metres depth, drill hole LL07-10 (vertical drill hole).

Qualified Person

Don MacIntyre, Ph.D., P.Eng., Dentonia's qualified person under National Instrument 43-101 and a vendor of the property, has designed and conducted the Lennac Lake exploration program and has perused and approved the technical data disclosed in this news release.

DENTONIA RESOURCES LTD.

"Adolf A. Petancio"

Adolf A. Petancic
President

Mt = million tones
Ppm = parts per million
Ppb = parts per billion

DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

January 24, 2008

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated January 24, 2008

Enclosed is a copy of our News Release dated January 24, 2008 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

January 24, 2008 For Immediate Release

Detour Lake Area
Lipton Claims, James Bay Lowlands, Ontario

As a result of a review by the British Columbia Securities Commission, Dentonia is issuing this news release to clarify the disclosure contained in its news releases of April 2, 2007 and January 11, 2008, and in the technical report prepared by Paul R. J. Nicholls, P. Eng., an independent qualified person under 43-101, dated January 22, 2008, titled "Atkinson Project, Summary of the Geology and Gold Mineralization, Lipton Claims", filed on SEDAR.

The British Columbia Securities Commission pointed out certain deficiencies in these news releases and the report, primarily the resource calculation and Dentonia withdraws this report and the news releases and retracts any and all statements contained therein and the public should not rely on the news releases and Paul R. J. Nicholls' report, as the estimates disclosed do not meet the basic requirement set out in the CIM definitions for reasonable prospects of economic recovery.

Dentonia has 30 days from January 18, 2008 to file a corrected report and appropriate news release.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END